Exhibit 5.1

August 25, 2020

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, New Jersey 08933

Ladies and Gentlemen:

I am Assistant Secretary of Johnson & Johnson, a New Jersey corporation (the “Company”), and I am a member of the Bar of the State of New York, and I am licensed in New Jersey to provide legal advice to the Company pursuant to a limited license granted in accordance with Rule 1:27-2 of the Supreme Court of the State of New Jersey. The following opinion is limited to the federal laws of the United States and the laws of the State of New York and the State of New Jersey (solely to the extent consistent with the limited license granted to me in accordance with Rule 1:27-2 of the Supreme Court of the State of New Jersey).

I have reviewed the Restated Certificate of Incorporation of the Company and its Bylaws, as amended. I have also reviewed the corporate proceedings taken in connection with the sale of:

(1)	$1,000,000,000 0.550% Notes due 2025

(2)	$1,500,000,000 0.950% Notes due 2027

(3)	$1,750,000,000 1.300% Notes due 2030

(4)	$1,000,000,000 2.100% Notes due 2040

(5)	$1,000,000,000 2.250% Notes due 2050

(6)	$1,250,000,000 2.450% Notes due 2060

(collectively, the “Debt Securities”) to be issued pursuant to (i) Johnson & Johnson Underwriting Agreement Standard Provisions (Debt), dated August 20, 2020, which is incorporated by reference in the Underwriting Agreement dated August 20, 2020, between the Company and BofA Securities, Inc. and J.P. Morgan Securities LLC and the several Underwriters named therein (the “Underwriting Agreement”), and (ii) an Indenture, dated as of September 15, 1987 (the “Base Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to BNY Midwest Trust Company which succeeded Harris Trust and Savings Bank), Chicago, Illinois, as trustee (the “Trustee”), as supplemented by a First Supplemental Indenture, dated as of September 1, 1990 between the Company and the Trustee (the “First Supplemental Indenture”) and the Second Supplemental Indenture, dated as of November 9, 2017 between the Company and the Trustee (the “Second Supplemental Indenture” and together with the Base Indenture and the First Supplemental Indenture, the “Indenture”), which Indenture relates to the issuance and sale from time to time of debt securities, each series of which is to be offered on terms to be determined at the time of sale. I have reviewed such other corporate records and documents of the Company and documents and certificates of public officials and others as I have deemed necessary as a basis for the opinion hereinafter expressed.

Based upon the foregoing and having regard for legal considerations as I deem relevant, I am of the following opinion:

1.	Each of the Indenture and the Underwriting Agreement has been duly and validly authorized, executed and delivered by the Company.

2.

The Company has duly authorized the issuance of the Debt Securities, and the Company has full corporate power and authority to issue the Debt Securities and to perform its obligations under the Debt Securities, the Indenture and the Underwriting Agreement.

I hereby consent to the use of my name under the caption “Legal Matters” in the Registration Statement and to the use of this opinion as an Exhibit to the Registration Statement. In giving this consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ James J. Bergin
James J. Bergin
Assistant Secretary